Exhibit 99.1

AUTOLUS THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)
(In thousands, except share and per share amounts)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash	$266,194	$217,450
Restricted cash	683	105
Prepaid expenses and other current assets	25,831	15,411
Total current assets	292,708	232,966
Non-current assets:
Property and equipment, net	25,967	19,968
Right of use asset, net	25,505	—
Long-term deposits	1,965	1,276
Total assets	$346,145	$254,210
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	3,143	2,022
Accrued expenses and other liabilities	17,237	19,054
Lease liability	1,925	—
Total current liabilities	22,305	21,076
Non-current liabilities:
Lease liability	25,497	—
Long-term lease incentive obligation	—	207
Other long-term payables	121	285
Total liabilities	47,923	21,568

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized as of June 30, 2019 and December 31, 2018; 44,981,860 and 40,145,617, shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	2	2
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at June 30, 2019 and December 31, 2018	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at June 30, 2019 and December 31, 2018	118	118
Deferred C shares, £0.000001 par value; 1 share authorized, issued and outstanding at June 30, 2019 and December 31, 2018	—	—
Additional paid-in capital	486,369	361,311
Accumulated other comprehensive loss	(19,309)	(15,488)
Accumulated deficit	(168,958)	(113,301)
Total shareholders' equity	298,222	232,642
Total liabilities and shareholders' equity	$346,145	$254,210

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share amounts)

	Three months ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Grant income	$338	$443	$2,302	$869
Operating expenses:
Research and development	(26,173)	(8,863)	(48,738)	(20,490)
General and administrative	(11,370)	(8,103)	(20,926)	(12,433)
Total operating expenses, net	(37,205)	(16,523)	(67,362)	(32,054)
Other income (expense):
Interest income	1,073	266	1,615	555
Other income	4,380	6,390	3,396	3,449
Total other income, net	5,453	6,656	5,011	4,004
Net loss before income tax	(31,752)	(9,867)	(62,351)	(28,050)
Income tax benefit	3,274	2,217	6,696	3,683
Net loss attributable to ordinary shareholders	(28,478)	(7,650)	(55,655)	(24,367)
Other comprehensive loss:
Foreign currency exchange translation adjustment	(8,872)	(11,206)	(3,821)	(6,242)
Total comprehensive loss	$(37,350)	$(18,856)	$(59,476)	$(30,609)

Basic and diluted net loss per ordinary share	$(0.65)	$(0.26)	$(1.34)	$(0.84)
Weighted-average basic and diluted ordinary shares	43,611,531	29,386,128	41,552,718	29,111,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
(In thousands, except share amounts)

	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive gain/(loss)	Accumulated deficit	Total
Balance at December 31, 2018	40,145,617	$2	34,425	$—	88,893,548	$118	1	$—	$361,311	$(15,488)	$(113,301)	$232,642
Share-based compensation expense	—	—	—	—	—	—	—	—	7,365	—	—	7,365
Restricted shares - forfeited	(302)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	2,126	—	—	—	—	—	—	—	4	—	—	4
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	5,051	—	5,051
Net loss	—	—	—	—	—	—	—	—	—	—	(27,179)	(27,179)
Balance at March 31, 2019	40,147,441	$2	34,425	$—	88,893,548	$118	1	$—	$368,680	$(10,437)	$(140,480)	$217,883
Issuance of ordinary shares, net of issuance costs	4,830,000	—	—	—	—	—	—	—	108,815	—	—	108,815
Share-based compensation expense	—	—	—	—	—	—	—	—	8,866	—	—	8,866
Restricted shares - forfeited	(78)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	4,497	—	—	—	—	—	—	—	8	—	—	8
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(8,872)	—	(8,872)
Net loss	—	—	—	—	—	—	—	—	—	—	(28,478)	(28,478)
Balance at June 30, 2019	44,981,860	$2	34,425	$—	88,893,548	$118	1	$—	$486,369	$(19,309)	$(168,958)	$298,222

Balance at December 31, 2017	30,004,605	$1	—	$—	—	$—	—	$—	$195,644	$(2,705)	$(55,426)	$137,514
Share-based compensation expense	—	—	—	—	—	—	—	—	1,337	—	—	1,337
Restricted shares - forfeited	(2,078)	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	4,964	—	4,964
Net loss	—	—	—	—	—	—	—	—	—	—	(16,717)	(16,717)
Balance at March 31, 2018	30,002,527	$1	—	$—	—	$—	—	$—	$196,981	$2,259	$(72,143)	$127,098
Issuance of ordinary shares, net of issuance costs	10,147,059	1	—	—	—	—	—	—	156,369	—	—	156,370
Issuance of deferred shares	—	—	34,425	—	88,893,548	118	1	—	—	—	—	118
Share-based compensation expense	—	—	—	—	—	—	—	—	2,376	—	—	2,376
Restricted shares - forfeited	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(11,206)	—	(11,206)
Net loss	—	—	—	—	—	—	—	—	—	—	(7,650)	(7,650)
Balance at June 30, 2018	40,149,586	$2	34,425	$—	88,893.548	$118	1	$—	355,726	$(8,947)	$(79,793)	$267,106

AUTOLUS THERAPEUTICS PLC

Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	For the Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(55,655)	$(24,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,180	922
Share-based compensation	16,231	3,713
Loss on impairment of property and equipment	43	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(10,712)	(4,855)
Long-term deposits	(714)	—
Operating right of use asset	1,296	—
Accounts payable	475	4,903
Accrued expenses, lease liabilities, and other liabilities	3,178	5,312
Operating lease liabilities	(52)	—
Net cash used in operating activities	(43,730)	(14,372)
Cash flows from investing activities:
Purchases of property and equipment	(12,973)	(5,451)
Purchase of intangible assets	—	(21)
Net cash used in investing activities	(12,973)	(5,472)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	109,405	159,665
Net cash provided by financing activities	109,405	159,665
Effect of exchange rate changes on cash and restricted cash	(3,380)	(3,889)
Net increase in cash and restricted cash	49,322	135,932
Cash and restricted cash, beginning of period	217,555	128,984
Cash and restricted cash, end of period	$266,877	$264,916

Supplemental cash flow information
Property and equipment purchases included in accounts payable and accrued expenses	$933	$2,177
Issuance costs included in accounts payable and accrued expenses	$567	$2,379
Reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets:
Cash	$266,194	$264,916
Short-term restricted cash	683	—
Total cash and restricted cash	$266,877	$264,916

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of the Business
Autolus Therapeutics plc (the “Company”) is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using its broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. The Company believes its programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
The Company is a public limited company incorporated in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $156.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.
On April 15, 2019, the Company completed an underwritten public offering of 4,830,000 ADSs representing 4,830,000 ordinary shares, at a public offering price of $24.00 per ADS, which includes an additional 630,000 ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs.  Aggregate net proceeds to Autolus, after underwriting discounts and offering expenses, were approximately $108.8 million.
Autolus Therapeutics plc is a continuation of Autolus Limited and its subsidiaries. In connection with the IPO, the Company completed a corporate reorganization, which has been accounted for as a combination of entities under common control. The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Autolus Therapeutics plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of Autolus Limited were exchanged for share awards and option grants of Autolus Therapeutics plc with identical restrictions.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.
The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $28.5 million and $7.7 million for the three months ended June 30, 2019 and 2018, respectively, and $55.7 million and $24.4 million for the six months ended June 30, 2019 and 2018, respectively. In addition, the Company had an accumulated deficit of $169.0 million and $113.3 million as of June 30, 2019 and December 31, 2018, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at June 30, 2019 of $266.2 million will be sufficient to fund the Company’s operations for at least twelve months from the issuance of these financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements include those of the Company, Autolus Limited, and its U.S. subsidiary, Autolus Inc., and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.
Cash and Cash Equivalents
The Company considers cash and cash equivalents in the condensed consolidated financial statements to include cash at banks with a maturity of less than three months, which is subject to an insignificant risk of changes in value.
Restricted Cash
The Company entered into a lease transaction that requires a letter of credit supported by $0.6 million deposit held by the Company's bank for the duration of the lease contract and a credit card arrangement that requires a security deposit of $0.1 million. The Company includes the restricted cash balance in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the condensed consolidated statements of cash flows.
Fair Value Measurements
The carrying amounts reported in the balance sheets for cash, prepaid expenses and other assets, accounts payable and accrued expenses and other liabilities approximate their fair value because of the short-term nature of these instruments.
Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of June 30, 2019 and December 31, 2018, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements. The office equipment has an estimated useful life of three years and the lab equipment and furniture and fixtures have an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Assets under construction primarily consist of costs incurred with leasehold improvements, and, once placed into service, will be depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is included in the statement of operations and other comprehensive loss. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.
The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the book value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds the fair value. The Company recorded $0 and a $43,000 impairment loss in the three and six months ended June 30, 2019. The Company did not recognize an impairment loss in the three and six months ended June 30, 2018.
Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”), Topic 842, Leases (“ASC 842”), using the required modified retrospective approach and utilizing the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC 840, Leases.
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.
In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.) Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.
Although separation of lease and non-lease components is required, certain practical expedients are available. Entities may elect the practical expedient to not separate lease and non-lease components. Rather, they would account for each lease component and the related non-lease component together as a single component. For new and amended leases beginning in 2019 and after, the Company has elected this practical expedient to account for the lease and non-lease components for leases for classes of all underlying assets and allocate all of the contract consideration to the lease component only. The Company determined the underlying lease to be the predominant component, and therefore, the entire agreement will be accounted for under ASC 842.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Intangible Assets Subject to Amortization
The Company’s intangible assets with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company has not recognized impairment losses in the three months ended June 30, 2019 and 2018.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: the United Kingdom and the United States. Substantially all of the Company’s assets are held in the United Kingdom.
Deferred Rent and Lease Incentives
Prior to the adoption of ASC 842, rent expense and lease incentives from operating leases are recognized on a straight-line basis over the lease term.  The Company has operating leases that include rent escalation payment terms and a rent free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease. Upon adoption of ASC 842, the Company will no longer record or present deferred rent.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K. research and development expenditure credit (“RDEC”) in the amount of $50,000 and $19,000 for the three months ended June 30, 2019 and 2018, respectively, and $100,000 and $83,000 for the six months and ended June 30, 2019 and 2018, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.
Accrued Research and Development Expenses
As part of the process of preparing condensed consolidated financial statements, the Company is required to estimate accruals for research and development expenses. This process involves reviewing and identifying services which have been performed by third parties on the Company’s behalf and determining the value of these services. In addition, the Company makes estimates of costs incurred to date but not yet invoiced, in relation to external clinical research organizations and clinical site costs. The Company analyzes the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs, when evaluating the adequacy of the accrued liabilities for research and development. The Company makes judgments and estimates in determining the accrued balance in any accounting period.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Share-Based Compensation
The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. The Company recognizes share-based compensation expense for awards granted to employees that have a graded vesting schedule based on a service condition only on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “graded-vesting attribution method”), based on the estimated grant date fair value for each separately vesting tranche. For equity awards with a graded vesting schedule and a combination of service and performance conditions, the Company recognizes share-based compensation expense using a graded-vesting attribution method over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.
For share-based awards granted to consultants and non-employees, compensation expense is recognized using the graded-vesting attribution method over the period during which services are rendered by such consultants and non-employees until completed. The measurement date for employee awards is the date of grant, and share-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on an accelerated basis. The Company has adopted Accounting Standards Update (“ASU”) No. 2018-07, “Compensation —Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting” (“ASU No. 2018-07”), as discussed below under “Recently Adopted Accounting Pronouncements,” the measurement date for non-employee awards was generally the date the services were completed, resulting in financial reporting period adjustments to share-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU No. 2018-07, the measurement date for non-employee awards is the later of the adoption date of ASU No. 2018-07 or the date of grant, without changes in the fair value of the award.
The Company accounts for forfeitures as they occur. Forfeitures to date have been infrequent and immaterial.
The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 7 for the Company’s assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.  The Company lacks company-specific historical and implied volatility information for its ADSs. Therefore, the Company estimates the expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.
Expected term.  The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.
Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend.  Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares.  Options granted after the Company’s IPO are issued at the fair market value of the Company’s ADS at the date the grant is approved by the Board.
Prior to the IPO, the Company calculated the fair value of its ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

using the option-pricing method (“OPM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value.
The OPM derives an equity value such that the value indicated is consistent with the investment price, and it provides an allocation of this equity value to each class of the Company’s securities. The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of shares has value only if the funds available for distribution to shareholders exceed the value of the share liquidation preferences of the class or classes of shares with senior preferences at the time of the liquidity event. Key inputs and assumptions used in the OPM calculation include the following:
Expected volatility.  The Company applied re-levered equity volatility based on the historical unlevered and re-levered equity volatility of publicly traded peer companies.
Expected dividend.  Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Expected term.  The expected term of the option or the estimated time until a liquidation event.
Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for the period commensurate with the expected of the exit event.
When considering the fair value of options granted in the period prior to the IPO, the Company considered probability-weighted scenarios based on the relative likelihoods of completing the IPO and remaining a privately-held company. In the IPO scenarios, the fair value was calculated by dividing the total estimated equity value by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate the Company's cost of equity between share option grant date and the expected IPO date. The stay-private scenario utilized an OPM "Backsolve" calculation to estimate its equity value implied by the purchase price of the series A preference shares in September 2017. In March and May 2018, the Company issued share option grants to employees that applied a 50% and 80% probability weighting of an IPO, respectively, to the fair value of the underlying ordinary share utilized in the Black-Scholes option pricing model.
Foreign Currency Remeasurement and Translation
The Company maintains its condensed consolidated financial statements in its functional currency, which is the pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods. The Company recorded foreign exchange gain of $4.4 million and $6.4 million for the three months ended June 30, 2019 and 2018, respectively, and recorded foreign exchange gains of $3.4 million and $3.5 million six months ended June 30, 2019 and 2018, respectively. Foreign exchange gains are included in other income in the statements of operations and comprehensive loss.
For financial reporting purposes, the condensed consolidated financial statements of the Company have been translated into U.S. dollars. Assets and liabilities have been translated at the exchange rates at the balance sheet dates, while revenue and expenses are translated at the average exchange rates over the reporting period and shareholders’ equity amounts are translated based on historical exchange rates as of the date of each transaction. Translation adjustments are not included in determining the Company's net loss but are included in foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $0.5 million and $0.8 million for the three months ended June 30, 2019 and 2018, respectively, and $0.8 million and $0.8 million for the six months ended June 30, 2019 and 2018, respectively.
Grant Income
The Company has received research grants under which it is reimbursed for specific research and development activities. Payments received are recognized as income in the statements of operations and comprehensive loss over the period in which the Company recognizes the related costs. At the time the Company recognizes grant income, it has complied with the conditions attached to it and the receipt of the reimbursement is reasonably assured. The Company has received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance. For grants with refund provisions, the Company reviews the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. The Company has determined that the likelihood of any repayment events included in its current grants is remote.
Income Taxes
The Company accounts for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s condensed consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the condensed consolidated financial statements and tax bases of the Company’s assets and liabilities, and are adjusted for changes in tax rates and tax law when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.
The Company is subject to income taxes in the United Kingdom and the United States. The calculation of the Company’s tax provision involves the application of United Kingdom tax law and requires judgement and estimates.
The Company evaluates the realizability of its deferred tax assets at each reporting date, and establishes a valuation allowance when it is more likely than not that all or a portion of its deferred tax assets will not be realized.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that the Company’s deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance.
The Company uses a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit or each position as the largest amount that the Company believes is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the its condensed consolidated financial statements represent the Company’s unrecognized income tax benefits, which it either records as a liability or reduction of deferred tax assets.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Income Tax Credit
The Company benefits from the U.K. research and development tax credit regime under both the small and medium sized enterprise, or SME, scheme and by claiming an RDEC in respect of grant funded projects. Under the SME regime, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures. Such credits are accounted for within the tax provision in the year in which the expenditures were incurred.
Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a loss of $8.9 million and $11.2 million during the three months ended June 30, 2019 and 2018, respectively, and recorded a loss of $3.8 million and $6.2 million related to foreign currency translation during the six months ended June 30, 2019 and 2018, respectively.
Net Loss per Share
Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the preferred shares and outstanding but unvested restricted shares and share options have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for all periods presented.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	As of June, 30
	2019	2018
Unvested restricted incentive shares	507,631	991,358
Share options	4,117,136	1,806,249
Total	4,624,767	2,797,607
Ordinary Share Conversion
On the date of the IPO, the Company converted its outstanding preferred and ordinary shares as discussed in Note 6.   All share and per share information has been retroactively adjusted to reflect the share conversion.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
These exemptions provided by the JOBS Act will apply up until the last day of the fiscal year following the fifth anniversary of the IPO or such earlier time that the Company no longer meets the requirements of being an emerging

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Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its securities held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.
JOBS Act
On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, the Company has irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.
In addition, the Company also currently relies on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, the Company is entitled to continue to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, the Company is not required to, among other things, (i) provide an auditor’s attestation report on the Company’s system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until the Company no longer meets the requirements of being an emerging growth company, whichever is earlier.
Recent Accounting Pronouncements Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize assets and liabilities on the balance sheet for most leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance.
ASU 2016-02 became effective beginning January 1, 2019 requiring the use of a modified retrospective transition approach applied at the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, (“ASU 2018-11”), which contains certain amendments to ASU 2016-02 intended to provide relief in implementing the new standard. ASU 2018-11 provides registrants with an option to not restate comparative periods presented in the financial statements. The Company elected this new transition approach using a cumulative-effect adjustment on the effective date of the standard, for which comparative periods are to be presented in accordance with the previous guidance in ASC 840, Leases.
In adopting the new standard the Company elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard, which does not require the reassessment of the following: i) whether existing or expired arrangements are or contain a lease, ii) the lease classification of existing or expired leases, and iii) whether previous initial direct costs would qualify for capitalization under the new lease standard. Additionally, the Company made an accounting policy election to keep leases with a term of 12 months or less off of its balance sheet. Upon adoption of the standard on January 1, 2019, the Company recognized $6.3 million and $5.6 million of operating lease liabilities and right-of-use assets, respectively, on the Company’s balance sheet relating to its leases of its London, United Kingdom corporate office and manufacturing leases, and its Rockville, Maryland office

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

lease. The adoption of the standard did not have a material effect on the Company's statements of operations or statement of cash flows.
In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718) (“ASU 2018-07”): Improvements to Nonemployee Share-Based Payment Accounting. These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for public companies for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2019. The adoption of ASU No. 2018-07 did not have a material effect on the Company’s condensed consolidated financial statements.

Note 3. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Research and development claims receivable	$17,736	$10,272
Prepayments	3,058	2,069
VAT receivable	1,710	1,973
Grant income receivable	2,350	661
Other receivable	977	436
Total prepaid expenses and other current assets	$25,831	$15,411

Note 4. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Lab equipment	$15,640	$10,771
Office equipment	2,053	1,610
Furniture and fixtures	1,245	599
Leasehold improvements	9,234	2,076
Assets under construction	3,622	8,620
Less: accumulated depreciation	(5,827)	(3,708)
Total property and equipment, net	$25,967	$19,968
Depreciation expense recorded for the three months ended June 30, 2019 and 2018 was $1.1 million and $0.5 million, respectively, and for the six months ended June 30, 2019 and 2018 was $2.2 million and $0.9 million, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 5. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Compensation and benefits	$4,634	$3,296
Research and development costs	7,016	9,362
UCLB milestone	635	638
Professional fees	3,060	4,130
Deferred rent	—	561
U.S. Corporate and local tax	549	621
Other liabilities	1,343	446
Total accrued expenses and other liabilities	$17,237	$19,054
As of June 30, 2019 and December 31, 2018, other liabilities included the current portion of the Company's lease obligation liability that amounted to $0.4 million.
Note 6. Shareholders’ Equity
Ordinary Shares
Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of June 30, 2019, the Company has not declared any dividends.
As of June 30, 2019, the Company’s authorized capital shares consisted of 200 million ordinary shares with a nominal value of $0.000042 per share.
Initial Public Offering and Impact of Corporate Reorganization
On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and its name was changed from Autolus Therapeutics Limited to Autolus Therapeutics plc (see Note 1).
On June 26, 2018, the Company closed its IPO.  In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares at a public offering price of $17.00 per ADS, which included the full exercise by the underwriters of their option to purchase additional ADSs. Net proceeds were approximately $156.5 million, after deducting underwriting discounts, and commissions and offering expenses paid by the Company of $16.0 million. Upon the closing of the IPO, each separate class of ordinary shares of Autolus Therapeutics plc was converted into a single class of ordinary shares of Autolus Therapeutics plc as described further below.
Prior to the Company’s June 2018 reorganization and IPO, the Company had issued series A preferred shares, ordinary B shares, and ordinary C shares to fund its operations and upon the Company completing its IPO of ADSs, the different classes of shares were converted into a single class of ordinary shares on a 3.185-for-1 basis and created various classes of deferred shares.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The following deferred share classes were created:
Deferred Shares - The 34,425 deferred shares, aggregate nominal value less than $1.00, existed in Autolus Limited and were re-created in Autolus Therapeutics plc as part of the share exchange to place Autolus Therapeutics as the ultimate parent entity. The Company was required to replicate the shares to ensure the existing share has the correct nominal value to ensure stamp duty mirroring relief is available on the subsequent share for share exchange. These deferred shares have no voting rights.
Deferred B Shares - The deferred B shares were the product of the reorganization of the series A preferred shares and ordinary B shares into ordinary shares. The nominal residual value was utilized by management as the required £50,000 of share capital to re-register Autolus Therapeutics Limited as Autolus Therapeutics plc. The resulting 88,893,548 deferred shares, aggregate nominal value of $118,000, is presented as a separate class of equity on the balance sheet and statement of shareholder’s equity. These deferred B shares have no voting rights.
Deferred C Share - The deferred C share, nominal value less than $1.00, was created when the shares in Autolus Therapeutics plc were redenominated from GBP to USD as part of the capital reduction to deal with rounding issues that would otherwise have unbalanced the company’s nominal share capital. This deferred C share has no voting rights.
On April 15, 2019, the Company completed an underwritten public offering of 4,830,000 ADSs representing 4,830,000 ordinary shares, at a public offering price of $24.00 per ADS, which includes an additional 630,000 ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs.  Aggregate net proceeds to Autolus, after underwriting discounts and offering expenses, were approximately $108.8 million.
The table below reflects the number of preferred shares, ordinary shares, and deferred shares issued and outstanding at June 30, 2019 and December 31, 2018 and also reflects the conversion of preferred and ordinary shares on 3.185-for-1 basis in the current and previous years and the creation of deferred shares.

	June 30,	December 31,
	2019	2018
Ordinary shares	44,981,860	40,145,617
Deferred shares	34,425	34,425
Deferred B shares	88,893,548	88,893,548
Deferred C shares	1	1
Total ordinary and deferred shares	133,909,834	129,073,591

Note 7. Share Based Compensation
Options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three years. Options granted under the 2018 Plan and 2017 Plan generally expire 10 years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Share Option Valuation
The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted by the Company during the six months ended June 30, 2019 were as follows:

June 30,
2019
Expected option life (years)	5.27 - 6 years
Risk-free interest rate	1.89% to 2.66%
Expected volatility	72.30% to 76.09%
Expected dividend yield	—%

Share Options
The table below summarizes activity for the six months ended June 30, 2019:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	3,711,274	$19.25	9.47	$51,464
Granted	438,175	$27.54	—	—
Exercised	(6,623)	$1.72	—	—
Canceled or forfeited	(25,690)	$19.39	—	—
Outstanding as of June 30, 2019	4,117,136	$20.31	9.06	$14,989
Exercisable as of June 30, 2019	680,890	$7.68	8.49	$6,342
Vested and expected to vest as of June 30, 2019	4,117,136	$20.31	9.06	$14,989
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ADSs for those share options that had exercise prices lower than the fair value of the Company’s ADSs.
The weighted average grant-date fair value of share options granted was $17.97 for the six months ended June 30, 2019 of which none were vested.
As of June 30, 2019, the total unrecognized compensation expense related to unvested options was $33.3 million, which the Company expects to recognize over a weighted average vesting period of 3.3 years.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Restricted Ordinary Shares
A summary of the changes in the Company’s restricted ordinary shares during the three months ended March 31, 2019 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2018	708,834	$4.10
Granted	—	—
Vested	(200,823)	4.29
Canceled or forfeited	(380)	4.40
Unvested and outstanding at June 30, 2019	507,631	$4.26
As of June 31, 2019, there was unrecognized compensation of $0.7 million, which will be recognized over the remaining vesting term of the awards.
Share-based Compensation Expense
Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Research and development	$4,999	$1,412	$9,143	$2,102
General and administrative	3,867	964	7,088	1,611
Total share-based compensation	$8,866	$2,376	$16,231	$3,713

Note 8. License Agreements
UCL Business plc License
In September 2014, the Company entered into an exclusive license agreement (the “License”) with UCL Business plc (“UCLB”), the technology transfer company of University College London (“UCL”), to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016, the License was amended to include additional rights.
As part of the consideration for the License in September 2014, the Company issued 1,497,643 ordinary shares to UCLB. The Company paid upfront fees of $0.3 million and issued an additional 313,971 ordinary shares to UCLB when the License was amended in March 2016.
In March 2018, the License was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. The Company paid an upfront fee of £1.5 million for consideration for the Amended and Restated License Agreement and is obligated to pay an additional £0.5 million in connection with UCLB's transfer of clinical data to the Company. No equity was issued as part of the upfront fee consideration.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The License required the Company to make annual license payments of £30,000 through September 30, 2018. The Company is no longer required to make any further annual license payments to UCLB. Additionally, the Company may be obligated to make payments to UCLB under the Amended and Restated License Agreement upon the receipt of specified regulatory approvals in an aggregate amount of £35.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone.
Upon commercialization of any of the Company’s products that use the in-licensed patent rights, the Company will be obligated to pay UCLB a flat royalty for each licensed product ranging from the low- to mid-single digits, depending on which technologies are deployed in the licensed product, based on worldwide annual net sales of each licensed product, subject to certain reductions, including for the market entry of competing products and for loss of patent coverage of licensed products. The Company may deduct from the royalties payable to UCLB half of any payments made to a third party to obtain a license to such third party’s intellectual property that is necessary to exploit any licensed products. Once net sales of a licensed product have reached a certain specified threshold, the Company may exercise an option to buy out UCLB’s rights to the remaining milestone payments, royalty payments, and sublicensing revenue payments for such licensed product, on terms to be negotiated at the time.
The License expires on a product-by-product and country-by-country basis upon the expiration of the royalty term with respect to each product in each country. The Company may unilaterally terminate the license agreement for any reason upon advance notice to UCLB. Either party may terminate the License for the uncured material breach by the other party or for the insolvency of the other party. If UCLB terminates the License following the Company’s insolvency or the Company’s material breach of the License, or if the Company terminates the License unilaterally, all rights and licenses granted to the Company will terminate, and all patent rights and know-how transferred to the Company pursuant to the License will revert back to UCLB, unless and to the extent the Company has exercised its option to acquire ownership of the licensed patent rights. In addition, UCLB has the right to negotiate with the Company for the grant of an exclusive license to the Company’s improvements to the T cell programming modules the Company has licensed on terms to be agreed upon at the time.

Note 9. Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period loss before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three months ended June 30, 2019 and 2018 the actual effective tax rates were 10.2% and 21.9%, respectively, and in the six months ended June 30, 2019 and 2018, the actual effective tax rates were 10.7% and 13.1%, respectively. The decrease in the effective tax rate for the three months ended June 30, 2019 as compared to the three months ended June 30, 2018 was due a slightly lower percentage of costs qualifying as research and development expenses, as well as the impact of a U.S tax discrete item related to share based payment expense. The decrease in the effective tax rate for the six months ended June 30, 2019 as compared to June 30, 2018 was also due to a slightly lower percentage of costs qualifying as research and development expenses, as well as the impact of a U.S tax discrete item related to share based payment expense.
The actual effective tax rates are lower than the 19% statutory rate of U.K. tax primarily due to administration of the U.K. research and development tax credit. The tax benefit for the three months ended June 30, 2019 increased to $3.3 million from $2.2 million for three months ended June 30, 2018 due to the higher effective tax rate described above, partially off-set by a discrete item related to share based payment expense.
The tax benefit for the six months ended June 30, 2019 increased to $6.7 million from $3.7 million for the six months ended June 30, 2018 due to the higher effective tax rate described above, partially off-set by a discrete item related to share based payment expense.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The Company currently does not recognize a deferred tax asset from its accumulated losses and records a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
Note 10. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement, as amended, with UCLB (see Note 8). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of June 30, 2019 there was a $0.6 million milestone related to the receipt of the clinical data for its AUTO1 program, the achievement of which was considered probable, and accordingly the Company accrued the milestone of $0.6 million as of June 30, 2019. As of June 30, 2019, there were no other milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2019 and December 31, 2018.
Leases
The Company leases certain office space, laboratory space, and equipment. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less. Many of the Company's leases contain variable non-lease components such as maintenance, taxes, insurance, and similar costs for the spaces it occupies. For new and amended leases beginning in 2019 and after, the Company has elected the practical expedient not to separate these non-lease components of leases for classes of all underlying assets and instead account for them as a single lease component for all leases. The Company straight-lines the net fixed payments of operating leases over the lease term. Variable executory costs, as it relates to net leases, are to be excluded from the calculation of the lease liability and the Company expenses the variable lease payments in the period in which it incurs the obligation to pay such variable amounts and will be included in variable lease costs in the leases footnote disclosure.
These variable lease payments are not included in the Company's calculation of its right-of-use assets or lease liabilities.
In adopting ASC 842, the Company elected the package of practical expedients which, among other things, allowed it to retain the classification of their leases in place at the effective date of ASC 842.
The Company’s corporate headquarters are located in London, United Kingdom. The Company leases space at this location from Imperial (Forest House) Limited under a ten year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a 15-month period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease agreement with a concurrent term through September 2025. The Company has the ability to terminate the lease in September 2020 and the landlord has the option to give notice to terminate the lease from September 2020 onward. The Company has measured its right-of-use assets and lease liabilities based on lease terms ending in September 2025, as the Company is reasonably certain they will not terminate the lease prior to September 2025. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Prior to the lease commencement date of Forest House leases, the Company, in conjunction with the landlord, made improvements to the leased space. The total cost of these improvements was funded by the landlord, a portion of the cost will be reimbursed by the Company over the term of the leases. The total cost of the improvements was capitalized as leasehold improvements on the Company’s balance sheet, with an offset to long-term lease incentive obligation for the portion funded by the landlord and other long-term payables for the portion to be repaid to the landlord. The lease related to this facility is classified as an operating lease.
In September 2017, the Company executed an arrangement with Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through May 2021, at which time the Company has the option to renew or terminate the lease. The lease related to this facility is classified as an operating lease. The lease has a six-month rent-free period. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through September 2023, at which time the Company has the option to renew or terminate the lease.
In June 2018, the Company signed a binding letter of intent to enter into a lease for office and laboratory space in White City, London. The letter of intent required the Company to enter into a ten-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The leasehold improvements were completed and the lease commenced in January 2019. The Company has the option to terminate the lease in November 2026. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The lease agreement includes an option to lease additional space. As of June 30, 2019, the Company capitalized $7.2 million and as leasehold improvements and $0.8 million as assets under construction. As of December 31, 2018, the Company capitalized $6.6 million of leasehold improvements as assets under construction.
In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent required the Company to enter into a 15-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed lease agreements for three manufacturing space units, each for 15-year lease terms. The leases commenced in February 2019 with option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company has capitalized $1.2 million of leasehold improvements as assets under construction as of June 30, 2019. As of December 31, 2018 there were no leasehold improvements under construction.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The lease related to this facility is classified as an operating lease. The lease has a four-month rent-free period. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.
In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a 16-year lease provided that the landlord completes the required leasehold improvements described in the agreement. The Company expects the lease to commence in June 2020 for a term through June 2036. The Company has capitalized $1.1 million in leasehold improvements as assets under construction as of June 30, 2019. The Company excluded the $57.9 million of undiscounted future minimum lease payments in the maturity of lease liabilities table as the lease had not yet commenced as of June 30, 2019.
The Company identified and assessed the following significant assumptions in recognizing its right-of-use assets and corresponding lease liabilities:

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

•
As the Company's leases do not provide an implicit rate, it estimated the incremental borrowing rate for each lease based on a yield curve analysis, utilizing the interest rate derived from the fair value analysis of its existing leases and adjusting it for factors that appropriately reflect the profile of secured borrowing over the lease term. For leases existing as of the adoption date, the Company has utilized its incremental borrowing rate based on the remaining lease term as of the adoption date. For leases that commenced after the adoption date, the Company determined the incremental borrowing rate based on the lease term as determined at the commencement date of the lease.

•	The expected lease terms include both contractual lease periods and, when applicable, cancelable option periods where failure to exercise such options would result in an economic penalty.

•
Since the Company elected to account for each lease component and its associated non-lease components as a single combined lease component, all contract consideration was allocated to the combined lease component.

Leases (in thousands)	Balance Sheet Classification	As of June 30, 2019
Assets
Operating lease assets	Operating right-of-use assets	$25,505
Liabilities
Current
Operating lease liabilities	Current liabilities: Operating lease liabilities	$1,925
Noncurrent
Operating lease liabilities	Non-current liabilities: Operating lease liabilities	$25,497
Total lease liabilities		$27,422

Lease cost (in thousands)	Statement of Operations Classification	Three Months June 30, 2019	Six Months June 30, 2019
Operating lease cost	Operating expenses: research and development	$805	$1,529
Variable lease cost	Operating expenses: research and development	290	580

Operating lease cost	Operating expenses: general and administrative	342	661
Variable lease cost	Operating expenses: general and administrative	92	165

Short term lease costs		62	125
Total lease cost		$1,591	$3,060

Other information (in thousands)	June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$954
Right-of-use assets obtained in exchange for new operating lease liabilities	26,777
Weighted-average remaining lease term — operating leases	9.6 years
Weighted-average discount rate — operating leases	7.0%

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Future fixed payments for non-cancelable operating leases in effect as of March 31, 2019, are payable as follows:

Maturity of lease liabilities for the years ending December 31,	Operating Leases
(in thousands)
2019 (for the remaining six months of the year ending December 31, 2019)	$1,366
2020	4,075
2021	4,844
2022	4,269
2023	4,172
Thereafter	19,910
Total lease payments	38,636
Less: imputed interest	(11,215)
Less: FX (gain)/loss	1
Present value of lease liabilities	$27,422
The above table excludes $57.9 million of legally binding minimum lease payments for leases signed but not yet commenced as of June 30, 2019.
The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2018 prior to the adoption of ASC 842 (in thousands):

Year ending December 31,
2019	$2,244
2020	2,332
2021	1,934
2022	1,324
2023	1,196
2024 and thereafter	1,121
Total	$10,151
The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid prior to the adoption of ASC 842.
The Company recorded rent expense totaling $0.4 million and $0.6 million for the three and six months ended June 30,2018.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 11. Related Party Transactions
University College London and Related Entities
The Company, under various agreements, received research and development, office and consulting services from the UCL and its subsidiaries. UCL is a shareholder of the Company through UCLB. As of the Company's IPO, UCL is no longer a principal shareholder of the Company and, as a result, the Company no longer considers UCL a related party for reporting purposes.
For the three and six months ended June 30, 2018, the Company recorded research and development expenses from arrangements with UCL totaling $1.3 million and $3.5 million.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 12. Employee Benefit Plans
In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $0.2 million and $0.1 million in contributions for the three months ended June 30, 2019 and 2018, respectively, and $0.4 million and $0.2 million for the six months ended June 30, 2019 and 2018, respectively.
In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code in October 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. For the three and six months ended June 30, 2019, the Company incurred $53,000 and $78,000, respectively, in matching expenses. The Company pays all administrative fees related to the 401(k) plan.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 13. Subsequent event
The Company evaluated subsequent events through August 8, 2019, the date on which these financial statements were issued.